UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, July 9, 2007, and entitled “Orbotech Updates Second Half 2007 and Full Year 2008 FPD Equipment Revenues Forecast”.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH UPDATES SECOND HALF 2007 AND FULL YEAR 2008 FPD EQUIPMENT

REVENUES FORECAST

YAVNE, ISRAEL — July 9, 2007 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) is today updating its previous forecast regarding expected revenues from sales of flat panel display (“FPD”) inspection equipment in 2007 and 2008.

In its first quarter 2007 results announcement the Company indicated that it expected a downturn in the highly cyclical FPD industry as a result of a pause in capital investment by FPD manufacturers. This downturn, which is expected to characterize 2007, is now estimated to be deeper than previously anticipated as LCD manufacturers delay the scheduled ‘move in’ dates for their new fabrication facilities to mid-2008. However, given the strong bookings which are anticipated in the second half of 2007, and the significant indications of a substantial upturn next year, the Company believes that there will be a strong rebound in FPD revenues in 2008. Orbotech currently expects revenues from the sales of FPD inspection equipment in 2007 to be approximately $50 million (which is approximately $35 million less than previously anticipated) of which $20 million will be recorded in the second half of 2007.

In order to continue to provide state-of-the-art solutions for LCD manufacturers, and in anticipation of the expected upturn in capital investments by LCD manufacturers, Orbotech continues to invest heavily in research and development and to explore possible external opportunities for expansion.

An earnings conference call for the Company’s second quarter 2007 results is scheduled for Monday, August 6, 2007, at 9:00 a.m. EDT. The dial-in number for the conference call is 210-234-0001, and a replay will be available on telephone number 402-220-9694 until August 20, 2007. The pass code is Q2. A live web cast of the conference call and a replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: July 10, 2007